(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Advent Software, Inc.
Full Name of Registrant

Former Name if Applicable

301 Brannan Street
Address of Principal Executive Office (Street and Number)

San Francisco, CA 94107
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

As of the date of this filing, the Registrant, acting through its Audit Committee, is conducting an inquiry into claims made by a former employee who has, among other things, claimed that his employment at the company was terminated due, in part, to retaliation for having complained to his manager regarding alleged improper revenue recognition practices at Registrant. Management has advised the Audit Committee and the Registrant’s independent registered public accountants of this allegation. The Audit Committee has retained independent special counsel to assist the Committee in conducting an inquiry into the claims made by the former employee.

In the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “2004 Form 10-K”), the Company is required to include a report of management on the Registrant’s internal control over financial reporting as of December 31, 2004, as required by Section 404 of the Sarbanes-Oxley Act of 2002 (“Management Report”). As of the date of this filing, the Registrant is continuing to evaluate its internal control over financial reporting.

Based on its evaluation and testing of its internal control over financial reporting to date, the Registrant’s management has determined that as of December 31, 2004, it had a control deficiency that is a material weakness. A material weakness, as defined by the Public Accounting Oversight Board’s Auditing Standard No. 2, is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Registrant’s control deficiency that is currently identified as a material weakness is that the Company did not maintain effective controls to completely identify and record non-cash impairment charges on abandoned property and equipment related to a restructuring of a building operating lease with sufficient specificity and safeguards to ensure that review by the appropriate levels of accounting personnel would detect or prevent material errors on a timely basis. As a result, the financial statements for the periods ended June 30 and September 30, 2004 as filed on Form 10-Q’s for those periods are incorrect and cannot be relied on. This control deficiency was identified by management in the course of their year end reporting process. The Company may discover more material weaknesses before filing its 2004 Form 10-K.

Consequently, the Registrant’s Management Report will conclude that the Registrant’s internal control over financial reporting was not effective as of December 31, 2004 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles based on the criteria set forth in Auditing Standard No. 2.

In the Form 8-K filed on March 8, 2005 the Company disclosed that the financial statements in the quarterly reports on Form 10-Q for periods ended June 30 and September 30, 2004 should no longer be relied on because of errors in those financial statements. The Company has recorded adjustments to recognize additional non-cash impairment charges of approximately $863,000 and to reduce impaired property and equipment assets by the same amount for the quarters ended June 30, 2004 and September 30, 2004. The Company will file amended Form 10-Q’s for the periods ended June 30 and September 30, 2004 to correct these errors.

Due to the additional time required by the Registrant to complete both the inquiry and its Management Report, the Registrant is unable to file its Annual Report on Form 10-K for the year ended December 31, 2004 within the prescribed due date of March 16, 2005, without unreasonable effort and expense. Registrant currently estimates that the inquiry will be completed and that the 2004 Form 10-K will be filed within the 15-day time period that commences upon the filing of this Form 12b-25.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Graham V. Smith, Chief Financial Officer	415	645-1134
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Additional explanation for Part IV (3)

As described above in Part III of this filing, the Audit Committee of Registrant has not completed its independent inquiry into the allegations raised by a former employee. As a result of concluding the inquiry, adjustments to current and prior periods’ financial statements may be required and changes to Registrant’s Management Report may also result. Therefore, prior to completing the inquiry, the Company is unable to reasonably estimate the anticipated change in results of operations from the fiscal year ended December 31, 2003.

Advent Software, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2005	By	/s/ Graham V. Smith

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).